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SEC FILE NUMBER
0-49912

CUSIP NUMBER
624225108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Mountain National Bancshares, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
300 East Main Street

Address of Principal Executive Office (Street and Number)
Sevierville, Tennessee 37862

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Mountain National Bancshares, Inc. (the “Company”) has determined it will be unable to file its Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2010 by March 31, 2011, without unreasonable effort or expense because the Company’s annual financial statements and the related audit process have not been finalized. The delay in completing the financial statements is primarily to allow for us to adequately address the results of an examination of our wholly-owned banking subsidiary, Mountain National Bank (the “Bank”), by the Office of the Comptroller of the Currency (the “OCC”). The completion of our annual financial statements has required more time than in prior years due to issues related to the regulatory and capital issues involving the Bank. Therefore, we were not able to file the Form 10-K by March 31, 2011. The Company expects to file the Form 10-K on or prior to April 15, 2011.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Richard A. Hubbs	(865)	428-7990
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company’s final results of operation for the fiscal year ended December 31, 2010 are not complete as a result of ongoing efforts to comply with the findings of the Bank’s regulatory examination, the Company expects that its results of operations for the fiscal year ended December 31, 2010 will be worse than its results of operations for the fiscal year ended December 31, 2009. Specifically, the Company currently expects that it will recognize a net loss of approximately $10.5 million for the 2010 fiscal year, compared to a net loss of $4.2 million for the 2009 fiscal year. The primary factors contributing to the increase in the net loss in 2010 are the continued compression in the Company’s net interest margin, reflecting lower net interest income (which is expected to be approximately $5.2 million lower for 2010 than in 2009) and the disallowance of the Company’s deferred tax asset. Although the Company expects that its provision for loan losses for 2010 will be lower than in 2009, it incurred significant provision expense in 2010 which also contributed to the net loss. These results are preliminary and subject to adjustment, including as a result of the OCC’s examination findings and the resulting impact on our financial statements.
Certain of the statements made herein are “forward-looking statements” within the meaning and subject to the protections of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.
All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “seek,” “attempt,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target,” “potential” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation, those set forth under “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2009, as updated in our quarterly reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010 and the following factors:
• the effects of greater than anticipated deterioration in economic and business conditions (including in the residential and commercial real estate construction and development segment of the economy) nationally and in our local market;
• deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses;
• lack of sustained growth in the economy in the Sevier County and Blount County, Tennessee area;
• government monetary and fiscal policies as well as legislative and regulatory changes, including changes in banking, securities and tax laws and regulations;
• the risks of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;
• the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;
• the failure of assumptions underlying the establishment of reserves for possible loan losses and other estimates;
• the risks of mergers, acquisitions and divestitures, including, without limitation, the related time and costs of implementing such transactions, integrating operations as part of these transactions and the possible failure to achieve expected gains, revenue growth and/or expense savings from such transactions;
• the effects of failing to comply with our regulatory commitments;
• changes in accounting policies, rules and practices;
• changes in technology or products that may be more difficult, or costly, or less effective, than anticipated;
• the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions;
• results of regulatory examinations; and
• other factors and information described herein and in any of our reports that we make with the Securities and Exchange Commission under the Exchange Act.

All forward-looking statements that are made by the Company herein are expressly qualified in their entirety by this cautionary notice. Except as required by the federal securities laws we do not undertake to update, revise or correct any of the forward-looking statements included herein after the date of this report.

Mountain National Bancshares, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 1, 2011	By	/s/ Richard A. Hubbs

Richard A. Hubbs
Senior Vice President and Chief Financial Officer